As filed with the Securities and Exchange Commission on March17, 2008

Registration No. 333-145129

(Investment Company Act Registration Number 811-07626)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ____

Post-Effective Amendment No. 1

PUTNAM MUNICIPAL OPPORTUNITIES TRUST
(Exact Name of Registrant as Specified in Charter)

___________________________

One Post Office Square
Boston, Massachusetts 02109
(Address of Principal Executive Offices)

617-292-1000
(Area Code and Telephone Number)

Beth S. Mazor
Putnam Municipal Opportunities Trust
One Post Office Square
Boston, Massachusetts 02109
(Name and Address of Agent for Service)

___________________________

With copies to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110

___________________________

Calculation of Registration Fee under the Securities Act of 1933:

			Proposed Maximum
Title of Securities Being	Amount Being	Proposed Maximum	Aggregate Offering	Amount of Registration
Registered	Registered	Offering Price Per Unit	Price	Fee

Common Shares of	30,767,339	$12.90(1)	$396,898,679	$12,184.78
beneficial interest
Preferred Shares			$273,000,000	$8,381.10

(1) Net asset value per share for common shares on July 31, 2007.

It is proposed that this filing become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended.

There have been no changes to the definitive proxy statement/prospectus or statement of additional information as filed by the Registrant with the Commission on September 12, 2007 (Accession No. 0000928816-07-001342).

PUTNAM MUNICIPAL OPPORTUNITIES TRUST
FORM N-14
PART C

OTHER INFORMATION

Item 15. Indemnification

Article VIII of the Registrant's Agreement and Declaration of Trust provides as follows:

Trustees, Officers, etc.

SECTION 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonable incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Trust or (b) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

Compromise Payment

SECTION 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willfull misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry), that such Covered Person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry), to the effect that such Covered Person appears to have acted in good faith in the reasonable believe that his or her action was in the best interests of the Trust and that such indemnification would not protect such Covered Person against any liability to the Trust to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with the Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willfull misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

Indemnification Not Exclusive

SECTION 3. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which such Covered Person may be entitled. As used in this Article VIII, the term "Covered Person" shall include such person's heirs, executors, and administrators, and a "disinterested Trustee" is a Trustee who is not an "interested person" of the Trust as defined in Section 2(a)(19) of the 1940 Act (or who has been exempted from being an "interested person" by any rule, regulation or order of the Securities and Exchange Commission) and against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in this Article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Shareholders

SECTION 4. In the case any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability.

Item 16. Exhibits

(1)(a) Agreement and Declaration of Trust of Putnam Municipal Opportunities Trust dated April 6, 1993, as amended July 12, 2001 – Incorporated by reference to the Registrant's Registration Statement on Form N-14, File No. 333-145129, on August 3, 2007 (the "Registration Statement").

(2) By-Laws of Putnam Municipal Opportunities Trust, as amended through February 22, 2008 – Filed Herewith.

(3) Not applicable.

(4) Form of Plan of Entity Conversion and Form of Agreement and Plan of Merger –Incorporated by reference to the Registrant's Registration Statement.

(5)(a) Portions of Agreement and Declaration of Trust relating to Shareholders' Rights –Incorporated by reference to the Registrant's Registration Statement.

(5)(b) Portions of Bylaws Relating to Shareholders' Rights – Incorporated by reference to the Registrant's Registration Statement.

(6) Management Contract dated January 1, 2006 – Incorporated by reference to the Registrant's Registration Statement.

(7) Not applicable.

(8) Trustee Retirement Plan dated October 4, 1996, as amended July 21, 2000 –Incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement of Putnam New York Tax Exempt Income Fund (File No. 811-03731).

(9)(a) Amended and Restated Custodian Agreement with Putnam Fiduciary Trust Company dated February, 10, 2006 – Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement of Putnam New York Tax Exempt Income Fund (File No. 811-03731).

(9)(b) Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2007 – Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement of Putnam New York Tax Exempt Income Fund (File No. 811-03731).

(10) Not applicable.

(11) Opinion and consent of Ropes & Gray LLP – Incorporated by reference to the Registrant's Registration Statement.

(12)(a) Opinion of Ropes & Gray LLP with respect to tax matters – Filed herewith.

(12)(b) Consent of Ropes & Gray LLP with respect to tax matters – Incorporated by reference to the Registrant's Registration Statement.

(13)(a) Letter of Indemnity dated December 18, 2003 with Putnam Investment Management – Incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement of Putnam New York Tax Exempt Income Fund (File No. 811-03731).

(13)(b) Liability Insurance Allocation Agreement – Incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement of Putnam New York Tax Exempt Income Fund (File No. 811-03731).

(14)(a) Opinion of KPMG LLP, Independent Registered Public Accounting Firm, with respect to Putnam Investment Grade Municipal Trust – Filed herewith.

(14)(b) Opinion of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to Putnam Municipal Bond Fund – Filed herewith.

(14)(c) Opinion of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to Putnam Municipal Opportunities Trust – Filed herewith.

(15) Not applicable.

(16) Power of Attorney – Incorporated by reference to the Registrant's Registration Statement.

(17)(a) Bylaws of Putnam Investment Grade Municipal Trust, as amended through February 10, 2006 – Incorporated by reference to the Registrant's Registration Statement.

(17)(b) Bylaws of Putnam Municipal Bond Fund, as amended through February 10, 2006 – Incorporated by reference to the Registrant's Registration Statement.

(17)(c) Amendment No. 5 to Bylaws of Putnam Municipal Bond Fund – Incorporated by reference to the Registrant's Registration Statement.

(17)(d) Amendment No. 6 to Bylaws of Putnam Municipal Bond Fund – Incorporated by reference to the Registrant's Registration Statement.

(17)(e) Agreement and Declaration of Trust of Putnam Investment Grade Municipal Trust dated September 6, 1989, as amended July 12, 2001 – Incorporated by reference to the Registrant's Registration Statement.

(17)(f) Agreement and Declaration of Trust of Putnam Municipal Bond Fund dated October 2, 1992, as amended and restated July 12, 2001 – Incorporated by reference to the Registrant's Registration Statement.

Item 17. Undertakings

(1) The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus filed under paragraph (a) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

A copy of the Agreement and Declaration of Trust of Putnam Municipal Opportunities Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Registrant.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 11th day of March, 2008.

PUTNAM MUNICIPAL OPPORTUNITIES TRUST

By:	/s/ CHARLES E. PORTER
Name:	Charles E. Porter
Title:	Executive President, Associate Treasurer, Principal
Executive Officer and Compliance Liaison

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ JOHN A. HILL*	Chairman of the Board and Trustee
John A. Hill

/s/ JAMESON A. BAXTER*	Vice Chairman of the Board and Trustee
Jameson A. Baxter

/s/ CHARLES E. HALDEMAN, JR. *	President; Trustee
Charles E. Haldeman, Jr.

/s/ CHARLES E. PORTER*	Executive Vice President; Associate
Charles E. Porter	Treasurer; Principal Executive Officer and
Compliance Liaison

/s/ STEVEN D. KRICHMAR*	Vice President and Principal Financial
Steven D. Krichmar	Officer

Signature	Title

/s/ JANET C. SMITH*	Vice President, Assistant Treasurer and
Janet C. Smith	Principal Accounting Officer

/s/ CHARLES B. CURTIS*	Trustee
Charles B. Curtis

/s/ ROBERT J. DARRETTA*	Trustee
Robert J. Darretta

/s/ MYRA R. DRUCKER*	Trustee
Myra R. Drucker

/s/ PAUL L. JOSKOW*	Trustee
Paul L. Joskow

/s/ ELIZABETH T. KENNAN*	Trustee
Elizabeth T. Kennan

/s/ KENNETH R. LEIBLER*	Trustee
Kenneth R. Leibler

/s/ ROBERT E. PATTERSON*	Trustee
Robert E. Patterson

/s/ GEORGE PUTNAM, III*	Trustee
George Putnam, III

/s/ W. THOMAS STEPHENS*	Trustee
W. Thomas Stephens

/s/ RICHARD B. WORLEY*	Trustee
Richard B. Worley

* By: Charles E. Porter, as Attorney-in-Fact
Dated: March 11, 2008

Exhibit Index

Exhibit Number Exhibit Title

(2) By-Laws of Putnam Municipal Opportunities Trust, as amended through February 22, 2008

(12)(a) Opinion of Ropes & Gray LLP

(14)(a) Opinion of KPMG LLP with respect to Putnam Investment Grade Municipal Trust

(14)(b) Opinion of PricewaterhouseCoopers LLP with respect to Putnam Municipal Bond Fund

(14)(c) Opinion of PricewaterhouseCoopers LLP with respect to Putnam Municipal Opportunities Trust